[GAP INC. LOGO]

February 4, 2009

Via EDGAR & Federal Express

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Global Security Risk

100 F Street, N.E.

Washington, D.C. 20549

Attn: Cecilia Blye, Chief

Pradip Bhaumik, Special Counsel

Re: The Gap, Inc. File No. 1-07562

Form 10-K for the Fiscal Year Ended February 2, 2008

Dear Ms. Blye and Mr. Bhaumik:

Below is our response to your letter, dated January 21, 2009, addressed to Glenn K. Murphy, our Chairman and Chief Executive Officer, containing comments to The Gap, Inc. (the "Company") Form 10-K for the fiscal year ended February 2, 2008.

COMMENT

1. You state on pages 4, 11, 17 and 40 of your Form 10-K that you have franchise agreements with unaffiliated franchisees to operate Gap and Banana Republic stores in various regions of the world, including the Middle East, which is a region that is generally understood to include Iran, Sudan, and Syria. In addition, we are aware of a May 2008 news report indicating that your products are available in Syria. Iran, Sudan, and Syria are identified by the State Department as state sponsors of terrorism, and subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosures regarding your contacts with these countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Sudan, or Syria, whether through direct or indirect arrangements. Your response should describe any products you have provided to those countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

RESPONSE

The Company does not directly or indirectly source any of its products from suppliers in Iran, Sudan, or Syria. In addition, the Company does not sell its products directly to consumers or wholesale customers in these countries, and has not authorized distributors, sales agents or franchisees to sell its products in these countries.1 The Company currently does not intend to sell its product into or source its product from Iran, Sudan, or Syria in the future.

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1 The Company has authorized third parties to sell its products only in the following Middle Eastern countries: Bahrain, Cyprus, Egypt, Israel, Jordan, Kuwait, Oman, Qatar, Saudi Arabia, Turkey, and the United Arab Emirates.

Securities and Exchange Commission

February 4, 2009

The Company is aware that its products have appeared in the marketplace in at least some of these countries from time to time as a result of unauthorized resales. Such resales have been without the Company's permission. In addition, counterfeit product and unauthorized retail outlets carrying the Company's brand names may have also appeared in these countries from time to time. The Company receives no financial gain as a result of these unauthorized resales or counterfeit sales.

The Company's contacts with governmental entities in these countries have been limited to the steps the Company has taken to protect its intellectual property and register its trademarks, primarily through the use of local trademark agent firms. Other than intellectual property protection actions, the Company does not have any contacts with governmental entities in these countries, and does not currently intend to have any contacts with governmental entities in these countries in the future.

The Company has made small contributions to humanitarian organizations operating in Sudan as part of the Company's employee "gift match" program. Through this program, the Company matches charitable donations made by its employees up to a certain dollar amount per year. With respect to international donations, including in Sudan, the Company has retained a third party to determine which organizations are eligible for funding pursuant to applicable United States sanctions and export controls. Only eligible organizations, as determined by that third party, have received Company matching contributions.

In accordance with your request, we acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filings under the Securities Exchange Act of 1934;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me directly at (415) 427-2139 if you have any questions. You may also reach me via fax at (415) 427-7475.

Sincerely,

/s/ Thomas J. Lima

Thomas J. Lima

Vice President and Deputy General Counsel